China Information Technology, Inc. Regains Compliance with
NASDAQ Independent Director Requirements

Shenzhen, China – August 23, 2013– China Information Technology, Inc. (the “Company”) (NASDAQ: CNIT), a leading provider of information technologies (“IT”) and display technologies (“DT’) based in China, today announced that the Company has received a letter from the NASDAQ Listing Qualifications department notifying the Company that it has regained compliance with the independent director and audit committee requirements for continued listing set forth in NASDAQ Listing Rules 5605(b)(1) and 5605(c)(2), respectively, as Dr. Yong Jiang has been appointed as a member of the Company’s Board of Directors and a member of each of the Audit, Compensation and Governance and Nominating Committees. As a result, the matter of the Company's noncompliance with the NASDAQ Listing Rules, as notified by the Nasdaq Listing Qualifications department on July 26, 2013, has been closed.

About China Information Technology, Inc.

China Information Technology, Inc., through its subsidiaries and other consolidated entities, specializes in geographic information systems (GIS), digital public security technology (DPST), and hospital information systems (HIS), as well as high-end digital display products and solutions in China. Headquartered in Shenzhen, China, the Company’s integrated solutions include specialized software, hardware, systems integration, and related services to help its customers improve efficiency in information management. To learn more about the Company, please visit its corporate website at http://www.chinacnit.com.

For further information, please contact:

China Information Technology, Inc.
Iris Yan
Tel: +86 755 8370 4767

Email: IR@chinacnit.com
http://www.chinacnit.com